U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                       ___________________

                           FORM 10-SB
                       ___________________

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                     SMALL BUSINESS ISSUERS
                     Under Section 12(g) of
              The Securities Exchange Act of 1934
                       ___________________

                         LBF CORPORATION
           (Name of Small Business Issuer in its charter)


           Nevada                                  98-0177646
  (State or other jurisdiction of               (I.R.S. Employer
   incorporation or organization)             Identification No.)


Suite 106
1460 Pandosy St.
Kelowna, British Columbia
Canada                                                   V14 1P3
(Address of principal executive offices)                (Zip code)

Issuer's telephone number: (250) 868-8445


Securities to be registered pursuant to Section 12(b) of the Act:
none

Securities to be registered pursuant to Section 12(g) of the Act:


                           Common Stock
                         (Title of Class)








                   Page One of Sixty-Seven Pages
                Exhibit Index is Located at Page 34.

                        TABLE OF CONTENTS

                                                              Page
Part I

Item 1.   Description of Business . . . . . . . . . . . . .     3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .    7

Item 3.   Description of Property. . . . . . . . . . . . . .   13

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . .   14

Item 5.   Directors, Executive Officers, Promoters
          and Control Persons. . . . . . . . . . . . . . . .   14

Item 6.   Executive Compensation . . . . . . . . . . . . . .   17

Item 7.   Certain Relationships and
          Related Transactions.  . . . . . . . . . . . . . .   18

Item 8.   Description of Securities. . . . . . . . . . . . .   18

Part II
Item 1.   Market for Common Equities and Related Stockholder
          Matters. . . . . . . . . . . . . . . . . . . . . .   19

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .   21

Item 3.   Changes in and Disagreements with Accountants
          on Accounting and Financial Disclosure . . . . . .   21

Item 4.   Recent Sales of Unregistered Securities. . . . . .   21

Item 5.   Indemnification of Directors and Officers. . . . .   22

Part F/S
          Financial Statements . . . . . . . . . . . . . . .   23

Part III
Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .   34

Item 2.   Description of Exhibits. . . . . . . . . . . . . .   35

                             PART I

Item 1.  Description of Business

     LBF Corporation (the "Company"), was incorporated on February 17, 1993 under the laws of the State of Nevada to engage in any lawful corporate purpose. Other than issuing shares to its shareholders, the Company never commenced any other operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2, Plan of Operation."

     The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

     The Company's business is subject to numerous risk factors, including the following:

     No Operating History or Revenue and Minimal Assets. The Company has had no recent operating history nor any revenues or earnings from operations since its inception. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public
entities.   A large number of established and well-financed
entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     No Agreement for Business Combination or Other Transaction-No Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     Continued Management Control, Limited Time Availability.
While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     Conflicts of Interest - General.   Officers and directors of
the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     Lack of Market Research or Marketing Organization.   The
Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     Regulation. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     Probable Change in Control and  Management.   A business
combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Reduction of Percentage Share Ownership Following Business
Combination.   The Company's primary plan of operation is based
upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

Item 2.  Plan of Operation

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the

Company and such other company as of the date of this registration statement.

     Depending upon the nature of the relevant business opportunity and the applicable state statutes relating to the structure which such transaction is undertaken, the Company's Board of Directors expects that it will provide the Company's shareholders with complete disclosure documentation concerning a potential business opportunity and the structure of the proposed business combination prior to consummation of the same, which disclosure, if so undertaken, is expected to be in the form of a proxy or information statement. While such disclosure may include audited financial statements of such a target entity, there is no assurance that such audited financial statements will be available. The Board of Directors does intend to obtain certain assurances of value of the target entity assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within sixty days after closing of such a transaction. Closing documents relative thereto will include representations that the value of the assets conveyed to or otherwise so transferred will not materially differ from the representations included in such closing documents, or the transaction will be voidable.

     The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting approximately 20 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5" hereinbelow.

     The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merge or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction.

General Business Plan

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Part F/S, Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

        The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

         The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

         The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The

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Securities Exchange Act of 1934 (the "34 Act") specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, except for the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/ acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

         The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

Acquisition of Opportunities

         In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws.
In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the

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
surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

         While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

         As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures to the extent of the Company's limited financial resources and management expertise.
The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

        With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

         The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

Competition

         The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.


Item 3.  Description of Property

         The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities, which assets or business is determined to be desirable for its objectives.

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
     The Company operates from its offices at Suite 106, 1460 Pandosy St., Kelowna, British Columbia, Canada, which is space is provided to the Company on a rent free basis by Mr. Hemmerling, an officer and director of the Company and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.


Item 4.  Security Ownership of Certain Beneficial Owners and
          Management

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    Name and            Amount and
                   Address of           Nature of
                   Beneficial           Beneficial     Percent of
Title of Class       Owner              Owner            Class
-------------- ------------------       ----------     ----------

Common         David Ward                  152,000        30.4%
               4531 Granville Ave.
               Richmond, B.C., Canada

Common         Robert Hemmerling           152,000        30.4%
               Suite 106
               1460 Pandosy St.
               Kelowna, B.C., Canada

Common         All Officers and            304,000        60.8%
               Directors as a
               Group (2 persons)

     The balance of the Company's outstanding Common Shares are held by 8 persons.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

         The directors and officers of the Company are as follows:

Name                            Age          Position
----                            ---          --------

David Ward                      37          President, Director

Robert Hemmerling               38          Secretary, Treasurer,
                                            Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no other family relationship between any executive officer and director of the Company.

Resumes

     David Ward, President and a director of the Company, was appointed to his positions with the Company in August 1997. In addition to his positions with the Company, since July 1992 Mr. Ward has been self-employed as a business consultant, providing management consulting services for various private companies in the construction and service industries. Mr. Ward received a Bachelors Degree in Commerce from the University of British Columbia in 1984 and a Professional Teaching Certificate from the University of British Columbia in 1987. He devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

     Robert Hemmerling, Secretary, Treasurer and a director, was appointed to his positions with the Company in August 1997. In addition to his positions with the Company, since September 1996, Mr. Hemmerling has been employed with Strathmore Resources, Ltd., Kelowna, British Columbia in the investor relations department. Strathmore Resources is engaged in the business of acquiring and developing uranium properties. Prior, from January 1996 through August 1996, Mr. Hemmerling was unemployed. From January 1992 through December 1995, Mr. Hemmerling was an electrician with Concord Electric, Kelowna, British Columbia. He devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

Prior "Blank Check" Experience

     None of the Company's officers and/or directors have had any direct experience in identifying emerging companies for investment and/or business combinations.

Conflicts of Interest

     Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Item 6.  Executive Compensation.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past.
They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available.
The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to
Item 404 of Regulation S-B.

Item 8. Description of Securities.

     The Company's authorized capital stock consists of 75,000,000 shares, of which 25,000,000 are preferred shares, par value $.001 per share and 50,000,000 shares of Common Stock, par value $.001 per share. There are 500,000 Common Shares issued and outstanding as of the date of this filing.

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

     Preferred Shares. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors does not plan to issue any shares of Preferred Stock for the foreseeable future, unless the issuance thereof shall be in the best interests of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

                           PART II

Item 1.  Market Price for Common Equity and Related Stockholder
Matters.

       There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission has adopted a Rule which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD") which administers NASDAQ, has recently made changes in the criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in total assets, a $200,000 market value of its publicly-traded securities and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share, provided, however, that if a company falls below such minimum bid price it will remain eligible for continued inclusion on NASDAQ if the market value of its publicly traded securities is at least $1,000,000 and the Company has $2,000,000 in capital and surplus.

     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     b. Holders. There are ten (10) holders of the Company's Common Stock. In May 1993, the Company issued 300 of its Common Shares for cash, services and expenses valued at $1.00 per share ($300.00). In October 1995, the Company issued an additional 700 shares to one person for cash and services valued at $1.00 per share ($700.00). Subsequently, in August 1997, the Company undertook a forward split of its issued and outstanding common stock, whereby 500 shares of common stock were issued in exchange for every 1 share then issued and outstanding. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

     As of the date of this report, all of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

         There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

         The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4. Recent Sales of Unregistered Securities.

     The Company has not issued any of its securities during the three year period preceding the date of this Registration
Statement. All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a

"private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule
144, or otherwise, pursuant to the Act.

     As of the date of this report, all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. However, all of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell their respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who has agreed not to release any of the certificates until the Company has closed a merger or acquisition. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Item 5. Indemnification of Directors and Officers.

         Article VII of the Articles of Incorporation of the Company, as amended, sets forth certain indemnification rights.
The Articles of Incorporation of the Company provide that the Company shall possess and may exercise all powers of indemnification of officers, directors, employees, agents and other persons and all powers and authority incidental thereto. The Company's Board of Directors is authorized and empowered to exercise all of the Company's powers of indemnification, without shareholder action. The assets of the Company could be used or attached to satisfy any such liabilities subject to such indemnification. See Exhibit 3.1 hereto.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and

Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

                           PART F/S

Financial Statements.

     The following financial statements are attached to this report and filed as a part thereof. See page 24.

     1)  Table of Contents - Financial Statements
     2)  Independent Auditor's Report
     3)  Balance Sheet
     4)  Statement of Operations
     5)  Statement of Cash Flows
     6)  Statement of Shareholders' Equity
     7)  Notes to Financial Statements

                         LBF CORPORATION


                   Audited Financial Statements

        For the Fiscal Years Ended June 30, 1997 and 1996
          and the Period February 17, 1993 (Inception)
                      through June 30, 1997

               and

               Unaudited Financial Statements
               For the Period Ended September 30, 1997

                         LBF Corporation


                        TABLE OF CONTENTS


                                                            Page

Independent Auditors' Report                                 F-1

Financial Statements

     Balance Sheet                                           F-2

     Statement of Operations                                 F-3

     Statement of Cash Flow                                  F-4

     Statement of Shareholders' Equity                       F-5

     Notes to the Financial Statements                F-6 to F-8

                  Kish Leake & Associates, P.C.
                  Certified Public Accountants

J.D. Kish, C.P.A., M.B.A.       7901 E. Belleview Ave., Suite 220
James D. Leake, C.P.A., M.T.            Englewood, Colorado 80111
   -------------------                   Telephone (303) 779-5006
                                         Facsimile (303) 779-5724

                 Independent Auditors' Report

We have audited the accompanying balance sheet of LBF Corporation (a Developmental Stage Company), as of June 30, 1997 and the related statements of income, shareholders' equity, and cash flows for the fiscal years ended June 30, 1997 and 1996 and period February 17, 1993 (Inception) through June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LBF Corporation at June 30, 1997 and the results of its operations and its cash flows for the fiscal years ended June 30, 1997 and 1996 and the period February 17, 1993 (Inception) through June 30, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 5, the Company is in the development stage and has no operations as of June 30, 1997. The deficiency in working capital as of June 30, 1997 raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 5. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

s/Kish Leake & Associates, P.C.

Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
November 18, 1997

LBF Corporation
(A Development Stage Company)
Balance Sheet
___________________________________________________________________
                                               Unaudited
                                               September    June
                                               30, 1997   30, 1997
                                               ---------  --------
ASSETS                                         $       0  $      0
                                               ---------  --------

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES - Accounts Payable                         0         0
                                               ---------  --------

SHAREHOLDERS' EQUITY            *

Preferred Stock, $.001 Par Value
Authorized 25,000,000 Shares; Issued
And Outstanding -0- Shares                             0         0

Common Stock, $.001 Par Value
Authorized 50,000,000 Shares; Issued
And Outstanding 500,000 Shares                       500       500

Additional Paid In Capital On Preferred Stock     10,010    10,010

Deficit Accumulated During The Development Stage (10,510)  (10,510)

TOTAL SHAREHOLDERS' EQUITY                             0         0
                                               ---------  --------

TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                       $       0  $      0
                                               =========  ========











                   * - Restated See Note 2
The Accompanying Notes Are An Integral Part Of These Financial
Statements.

                                  F-2

LBF Corporation
(A Development Stage Company)
Statement Of Operations
___________________________________________________________________
                                                         Unaudited
                                                          February
                                                          17, 1993
                                                        (Inception)
                          Unaudited                       Through
                          September   June      June     September
                          30, 1997  30, 1997  30, 1996    30, 1997
                          --------  --------  --------   ---------
Revenue                   $      0  $      0  $      0   $       0
                          --------  --------  --------   ---------

Expenses:

Legal                            0         0    10,000      10,000
Office                           0         0         0         510
                          --------  --------  --------   ---------

Total                            0         0    10,000      10,510
                          --------  --------  --------   ---------
Net (Loss)                $      0  $      0 ($ 10,000) ($  10,510)
                          ========  ========  ========   =========
Net (Loss) Per
  Common Share            $   0.00  $   0.00 ($   0.02) ($    0.02)
                          ========  ========  ========   =========

Common Shares Outstanding  500,000   500,000   500,000     500,000
                          ========  ========  ========   =========












                   * - Restated See Note 2
The Accompanying Notes Are An Integral Part Of These Financial
Statements.

                                  F-3

LBF Corporation
(A Development Stage Company)
Statement Of Cash Flows
________________________________________________________________________
                                                              February
                                                              17, 1993
                                                             (Inception)
                               Unaudited                        Through
                               September    June       June       June
                               30, 1997   30, 1997   30, 1996   30, 1997
                               --------   --------   --------   --------
Net (Loss) Accumulated During
 The Development Stage         $      0   $      0  ($ 10,000) ($ 10,510)

Expenses Paid By Shareholder's                         10,000

Issuance Of Common Stock Not For
 Services                             0          0          0        510
                               --------   --------   --------   --------
Cash Flows From Operations            0          0          0    (10,000)
                               --------   --------   --------   --------
Cash Flows From Financing
Activities:
                                      0          0          0          0
                               --------   --------   --------   --------
Cash Flows From Financing             0          0          0          0
                               --------   --------   --------   --------
Cash Flows From Investing
Activities:
                                      0          0          0          0
                               --------   --------   --------   --------
Cash Flows From Investing             0          0          0          0
                               --------   --------   --------   --------

Net Increase In Cash                  0          0          0          0
Cash At Beginning Of Period           0          0          0          0
                               --------   --------   --------   --------
Cash At End Of Period          $      0   $      0   $      0   $      0
                               ========   ========   ========   ========
Non - Cash Activities:

Stock Issued For Cash
  Advances & Services                     $      0   $      0   $    510
                                          ========   ========   ========
Expenses Paid By Shareholder's
  On Behalf Of the Company                $      0   $ 10,000   $    510
                                          ========   ========   ========

          The Accompanying Notes Are An Integral Part Of These Financial Statements.

                                  F-4

LBF Corporation
(A Development Stage Company)
Statement Of Shareholders' Equity
________________________________________________________________________
                                                        Deficit
                                             Capital  Accumulated
                         Number Of           Paid In  During The
                          Common    Common  Excess Of Development
                          Shares    Stock   Par Value    Stage     Total
                          -------  -------   -------    --------  -------
Balance At
  February 17, 1993             0  $     0   $     0    $      0  $     0

Issuance Of Common Stock:
 May 1993 for Cash
 Advances Made on Behalf
 of the Company & Services
 at $.002 Per Share    *  150,000      150       150         300        0

Net (Loss)                                                  (300)    (300)
                          -------  -------   -------    --------  -------
Balance At June 30,
 1993 and 1994            150,000      150       150        (300)       0

Issuance Of Common Stock:
 October 1995 for
 Cash Advances Made
 on Behalf of the
 Company & Services
 at $.30 Per Share     *  350,000      350      (140)          0      210

Net (Loss)                                                  (210)    (210)
                          -------  -------   -------    --------  -------
Balance At June 30, 1995  500,000  $   500   $    10   ($    510) $     0

Expenses Paid By
 Shareholder's on
 Behalf of the Company                        10,000               10,000

Net (Loss)                                             (  10,000) (10,000)
                          --------  -------  -------    --------  -------
Balance At June 30, 1997   500,000  $   500  $10,010   ($ 10,510) $     0

Net (Loss)                                                     0        0
                          --------  -------  -------    --------  -------
Unaudited Balance At
 September 30, 1997        500,000  $   500  $10,010   ($ 10,510) $     0
                          ========  =======  =======    ========  =======

                        * - Restated See Note 2
The Accompanying Notes Are An Integral Part Of These Financial Statements.

                                    F-5

LBF Corporation
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended June 30, 1997 and 1996


Note 1 - Organization and Summary of Significant Accounting
Policies

Organization:

On February 17, 1993, LBF Corporation (the Company) was incorporated under the laws of Nevada to engage in any lawful business allowed by the sate of Nevada.

Development Stage:

The company entered the Development stage in accordance with SFAS
No. 7 on February 17, 1993. Its purpose is to evaluate, structure and complete a merger with, or acquisition a privately owned corporation.

Statement of Cash Flows:

For the purpose of the statement of cash flows, the company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest in fiscal year ended June 30, 1997 and 1996 was $-0-. Cash paid for income taxes in fiscal year ended June 30, 1997 and 1996 was $-0-.

Net (Loss) per Common Share:

Net (Loss) per common share is computed by dividing the net loss for the period by the number of shares outstanding at June 30, 1997 and 1996.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts.
Actual results could differ from those estimates.

LBF Corporation
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended June 30, 1997 and 1996


Note 2 - Capital Stock and Capital in Excess of Par Value

The Company initially authorized 2,500 shares of no par value common stock. In May 1993, the company issued 300 shares of common stock valued at $300 or $1.00 per share for services and cash advances paid on behalf of the Company. In October 1995 the company issued 700 shares of common stock valued at $210 or $.30 per share for services and cash advances paid on behalf of the Company.

In August 1996 the Company's board of directors and shareholder's authorized an increase in the Company's authorized stock to 50,000,000 shares of $.001 par value common stock and 25,000,000 shares of $.001 par value preferred stock with preferences to be determined by the board of directors at the time of issuance.The Secretary Of State of the State of Nevada issued a Certificate of Amendment to the Articles of Incorporation in September 1997 relative to the increase in the authorized shares of stock.

In August 1997 the board of directors of the Company approved a 500 to 1 forward split making the outstanding common stock equal to 500,000 shares.

Note 3 - Related Party Events

The Company maintains a mailing address at a shareholders place of business. This address is located at Suite 106, 1460 Pandosy Street, Kelowna, British Columbia V1Y 1P3. At this time the Company has no need for an office other than to maintain a mailing address. Management has incurred a minimal amount of time and expense on behalf of the Company.


Note 4 - Income Taxes

At June 30, 1997, the company had net operating loss carryforwards available for financial statement and Federal income tax purposes of approximately $300 which, if not used, will expire in the year
2008.

The Company follows Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. As of June 30, 1997, the Company has a deferred tax asset of $6 primarily for its net operating loss carryforward which has been fully reserved through a valuation allowance. The change in the valuation allowance for June 30, 1997 is $-0-.

LBF Corporation
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended June 30, 1997 and 1996

Note 5 - Basis of Presentation

In the course of its development activities the Company has sustained continuing losses and expects such losses to continue for the foreseeable future. The Company's management plans on advancing funds on an as needed basis and in the longer term, revenues from the operations of a merger candidate, if found. The Company's ability to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations through a merger candidate.

Note 6 - Subsequent Events

The Company will be filing a Form 10 with the Securities and Exchange Commission to become a 34 Act reporting company.

In August 1996 the Company's board of directors and shareholder's authorized an increase in the Company's authorized stock to 50,000,000 shares of $.001 par value common stock and 25,000,000 shares of $.001 par value preferred stock with preferences to be determined by the board of directors at the time of issuance.The Secretary Of State of the State of Nevada issued a Certificate of Amendment to the Articles of Incorporation in September 1997 relative to the increase in the authorized shares of stock.

In August 1997 the board of directors of the Company approved a 500 to 1 forward split making the outstanding common stock equal to 500,000 shares.

                             PART IV

Item 1.  Exhibit Index

No.                                                    Sequential
                                                         Page No.

     (3)  Articles of Incorporation and Bylaws.

3.1       Articles of Incorporation                         35

3.2       Amendment to Articles of Incorporation            47

3.3       Bylaws                                            51

     (4)  Instruments Defining the Rights of Holders

4.1       Form of Lock-up Agreement Executed by the
          Company's Shareholders                            64

     (27) Financial Data Schedule

27.1      Financial Data Schedule                           67

                         LBF CORPORATION
               _________________________________

                          EXHIBIT 3.1
               _________________________________

                  ARTICLES OF INCORPORATION

               _________________________________

             FILED
     IN THE OFFICE OF THE
   SECRETARY OF STATE OF THE
        STATE OF NEVADA

          FEB 17 1993
CHERYL A. LAU  SECRETARY OF STATE
    s/Cheryl A. Lau
No.  1569-93        ARTICLES OF INCORPORATION
   ----------------
                               OF

                        LBF CORPORATION

                     a Nevada Corporation

          I, the undersigned, being the original incor-

porator herein named, for the purpose of forming a cor-

poration under the general corporation laws of the state

of Nevada, to do business both within and without the

state of Nevada, do make and file these Articles of

Incorporation hereby declaring and certifying that the

facts herein stated are true:

                            ARTICLE I

                              NAME

          The name of the corporation is:

                         LBF CORPORATION


                           ARTICLE II

               RESIDENT AGENT & REGISTERED OFFICE

          Section 2.01  Resident Agent.  The name and

address of the resident agent for service of process is

NETZORG, RALEIGH, HUNT & McGARRY, P.C., 301 East Clark

Avenue, Suite 700, Las Vegas, Nevada 89101.

          Section 2.02  Registered Office.  The address

of its registered office is 301 East Clark Avenue, Suite

700, Las Vegas, Nevada 89101.

          Section 2.03  Other Offices.  The corporation

may also maintain offices for the transaction of any

business at such other places within or without the state

of Nevada as it may from time to time determine.

Corporate business of every kind and nature may be

conducted, and meetings of directors and stockholders

held outside the state of Nevada with the same effect as

if in the state of Nevada.


                           ARTICLE III

                         SHARES OF STOCK

          The amount of the total authorized capital

stock of this corporation is Two Thousand Five Hundred

shares (2,500).  All such stock shall be designated as

Common Stock.  The Common Stock may be issued from time

to time without action by the stockholders.  The Common

Stock may be issued for such consideration as may be

fixed from time to time by the Board of Directors.

          The Board of Directors may issue such shares of

Common Stock in one or more series, at such price and in

                                2
such number of each series with such voting powers,

designations, preferences and rights or qualifications,

limitations or restrictions thereof as shall be stated in

the resolution or resolutions adopted by them.


                           ARTICLE IV

                            DIRECTORS

          Section 4.01  Governing Board.  The members of

the governing board of the corporation shall be styled as

directors.

          Section 4.02  Initial Board of Directors.  The

initial Board of Directors shall consist of three (3)

members.  The names and addresses of the initial members

of the Board of Directors are as follows:

         NAME                      ADDRESS

  Stanley Lowenbraun          250 E. Liberty St.
                              Louisville, Kentucky 40202

  Eric Fisher                 2065 Majestic Peak
                              Henderson, Nevada 89014

  Sheldon Benden              48 South Service Rd
                              Melville, New York 11747

                                3

These individuals shall serve as Directors until the

first annual meeting of the stockholders or until their

successors shall have been elected and qualified.

          Section 4.03  Change in Number of Directors.

The number of specific or total directors may be

increased or decreased by a duly adopted amendment to the

Bylaws of the corporation.


                            ARTICLE V

                          INCORPORATOR

          The name and address of the incorporator is

Timothy J. McGarry, 301 East Clark Avenue, Suite 700, Las

Vegas, Nevada 89101.


                            ARTICLE VI

               DIRECTORS' AND OFFICERS' LIABILITY

          A director or officer of the corporation shall

not be personally liable to this corporation or its

stockholders for damages for breach of fiduciary duty as

a director or officer, but this article shall not

eliminate or limit the liability of a director or officer

for (i) acts or omissions which involve intentional

                                4
misconduct, fraud or a knowing violation of law or (ii)

the payment of distributions in violation of NRS 78.300.

Any repeal or modification of this Article by the

stockholders of the Corporation shall be prospective

only, and shall not adversely affect any limitation on

the personal liability of a director or officer of the

corporation for acts or omissions prior to such repeal

or modification.


                           ARTICLE VII

                            INDEMNITY

          Every person who was or is a party to, or is

threatened to be made a party to, or is involved in any

action, suit or proceeding, whether civil, criminal,

administrative or investigative, by reason of the fact

that he, or a person of whom he is the legal

representative, is or was a director or officer of the

corporation, or is or was serving at the request of the

corporation as a director or officer of another

corporation, or as its representative in a partnership,

joint venture, trust or other enterprise, shall be

indemnified and held harmless to the fullest extent

legally permissible under the laws of the state of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and

amounts paid or to be paid in settlement) reasonably

incurred or suffered by him in connection therewith.

Such right of indemnification shall be contract right

which may be enforced in any manner desired by such

person. The expenses of officers and directors incurred

in defending a civil or criminal action, suit or

proceeding must be paid by the corporation as they are

incurred and in advance of the final disposition of the

action, suit or proceeding, upon receipt of an

undertaking by or on behalf of the director or officer to

repay the amount if it is ultimately determined by a

court of competent jurisdiction that he is not entitled

to be indemnified by the corporation.  Such right of

indemnification shall not be exclusive of any other right

which such directors, officers or representatives may

have or hereafter acquire, and, without limiting the

generality of such statement, they shall be entitled to

their respective rights of indemnification under any by-

law, agreement, vote of stockholders, provision of law,

or otherwise, as well as their rights under this Article.

          Without limiting the application of the forego-

ing, the Board of Directors may adopt by-laws from time

to time with respect to indemnification, to provide at

all times the fullest indemnification permitted by the

laws of the state of Nevada, and may cause the

corporation to purchase and maintain insurance on behalf

of any person who is or was a director or officer of the

corporation, or is or was serving at the request of the

corporation as director or officer of another

corporation, or as its representative in a partnership,

joint venture, trust or other enterprises against any

liability asserted against such person and incurred in

any such capacity or arising out of such status, whether

or not the corporation would have the power to indemnify

such person.

          The indemnification provided in this Article

shall continue as to a person who has ceased to be

a director, officer, employee or agent, and shall inure to

the benefit of the heirs, executors and administrators of

such person.

                          ARTICLE VIII

                           AMENDMENTS

          This corporation reserves the right to amend,

alter, change, or repeal any provision contained in these

Articles of Incorporation or its Bylaws, in the manner

now or hereafter prescribed by statute or by these

Articles of Incorporation or said Bylaws, and all rights

conferred upon the stockholders are granted subject to

this reservation.


                           ARTICLE IX

                      POWERS OF DIRECTORS

          In furtherance, and not in limitation of the

powers conferred by statute, the Board of Directors is

expressly authorized:

          (1)  Subject to the Bylaws, if any, adopted by

the stockholders, to make, alter or repeal the Bylaws of

the corporation;

          (2)  To authorize and cause to be executed

mortgages and liens, with or without limit as to amount,

upon the real and personal property of the corporation;

                                8

          (3)  To authorize the guaranty by the

corporation of securities, evidences of indebtedness and

obligations of other persons, corporations and business

entities;

          (4)  To set apart out of any of the funds of the

corporation available for dividends a reserve or reserves

for any proper purpose and to abolish any such reserve;

and

          (5)  By resolution adopted by a majority of the

whole board, to designate one or more committees, each

committee to consist of one or more of the directors of

the corporation, which, to the extent provided in the

resolution or in the Bylaws of the corporation, shall

have and may exercise the powers of the Board of

Directors in the management of the business and affairs

of the corporation, and may authorize the seal of the

corporation to be affixed to all papers which may require

it.  Such committee or committees shall have such name or

names as may be stated in the Bylaws of the corporation

or as may be determined from time to time by resolution

adopted by the Board of Directors.

                                9

          All corporate powers of the corporation shall

be exercised by the Board of Directors except as

otherwise provided herein or by law.

          IN WITNESS WHEREOF, I have hereunto set my hand

this 16th day of February, 1993, hereby declaring and

certifying that the facts stated hereinabove are true.


                                   s/Timothy J. McGarry
                                   ------------------------------
                                   Timothy J. McGarry,
                                   Incorporator



                         ACKNOWLEDGMENT

STATE OF NEVADA          )
                         ) ss.
COUNTY OF CLARK          )

          On this 16th day of February, 1993, personally

appeared before me, a Notary Public, Timothy J. McGarry,

who acknowledged to me that he

                               10
executed the foregoing instrument.



   NOTARY PUBLIC-STATE OF NEVADA     s/Angela B. Vanderpool
    MY APPOINTMENT RECORDED IN       ----------------------------
           CLARK COUNTY              NOTARY PUBLIC in and for
       ANGELA B. VANDERPOOL          said County and State
  My Appointment Expires 10-20-96



                    CERTIFICATE OF ACCEPTANCE

                OF APPOINTMENT BY RESIDENT AGENT

          In the matter of LBF CORPORATION

          We, NETZORG, RALEIGH, HUNT, & McGARRY, P.C. with

address at Suite 700, Street 301 E. CLARK AVENUE, Town of

LAS VEGAS, County of CLARK, Zip Code 89101, state of

NEVADA, hereby accept the appointment as Resident Agent

of the above-entitled corporation in accordance with NRS

78.090.

          Furthermore, that the mailing address for the

above registered office is 301 E. CLARK AVENUE, LAS

VEGAS, Zip Code 89101, state of Nevada.

          IN WITNESS WHEREOF, we hereunto set our hand

this 16th day of February, 1993.

                                   NETZORG, RALEIGH, HUNT
                                   & McGARRY, P.C.


                                   By: s/Timothy J. McGarry
                                      ---------------------------
                                      Timothy J. McGarry


                               11

                         LBF CORPORATION
               _________________________________

                           EXHIBIT 3.2
               _________________________________

             AMENDMENT TO ARTICLES OF INCORPORATION

               _________________________________

            CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                        (After Issuance of Stock)       Filed by:

                             LBF CORPORATION
                    ---------------------------------

     We the undersigned                    President                       and
                       ---------------------------------------------------
                                  President or Vice President
               Secretary                      of         LBF CORPORATION
---------------------------------------------   ------------------------------
    Secretary or Assistant Secretary                    Name of Corporation

do hereby certify:

     That the Board of Directors of said corporation at a meeting duly convened,

held on the   30th  day of  August  , 19  96  , adopted a resolution to amend
           ---------      ----------    ------
original articles as follows:

     Article   III  is hereby amended to read as follows:
            --------

                 See annexed Article III.


     The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 1,000; that the said change(s)
                                                --------
and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

s/Hans Podzun                             s/David Ward
------------------------------------      ------------------------------------
As to the signature only of David         President or Vice President
Ward signed before me on September        David Ward, President
17th, 1997 at Richmond, British
Columbia.  s/HP                           s/Robert Hemmerling
                                          ------------------------------------
Permanent Commission NOTARY PUBLIC        Secretary or Assistant Secretary
    630-4400 Hazelbridge Way              Robert Hemmerling, Secretary
      Richmond, BC V6X 3R8
      Phone: (804) 273-1101
   A Commissioner of Oaths in
    and for British Columbia

Province of British Columbia, Canada   )
                                       ) ss.
City of Kelowna                        )

     On   Sept 11/97    , personally appeared before me, a Notary Public,
       -----------------
             Robert Hemmerling          , who acknowledged that he executed
----------------------------------------
the above instrument.
                                          s/Lee C. Turner
                                          ------------------------------------
                                                   Signature of Notary
                                                      Lee C. Turner
     (Notary Stamp or Seal)                       Barrister & Solicitor
                                                   200-537 Leon Avenue
                                                  Kelowna, B.C.  V1Y 2A9

                                 ARTICLE III

                               SHARES OF STOCK

     The total number of shares of all classes which the corporation shall have authority to issue is 75,000,000 of which 25,000,000 shall be Preferred Shares, par value $.001 per share, and 50,000,000 shall be Common Shares, par value $.001 per share, and the designations, preferences, limitations and relative rights of the shares of each class are as follows:

          A. Preferred Shares. The corporation may divide and issue the Preferred Shares in series. Preferred Shares of each series when issued shall be designated to distinguish it from the shares of all other series. The Board of Directors is hereby expressly vested with authority to divide the class of Preferred Shares into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by these Articles of Incorporation and the laws of the State of Nevada in respect to the following:

               (1) The number of shares to constitute such series, and the distinctive designations thereof;

               (2) The rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue;

               (3) Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

               (4) The amount payable upon shares in event of involuntary liquidation;

               (5) The amount payable upon shares in event of voluntary liquidation;

               (6) Sinking fund or other provisions, if any, for the redemption or purchase of shares;

               (7) The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

               (8)     Voting powers, if any; and

               (9) Any other relative rights and preferences of shares of such series, including, without limitation, any restriction on an increase in the number of shares of any series theretofore authorized and any limitation or restriction of rights or powers to which shares of any further series shall be subject.

          B.     Common Shares.

               (1) The rights of holders of Common Shares to receive dividends or share in the distribution of assets in the event of liquidation, dissolution or winding up of the affairs of the corporation shall be subject to the preferences, limitations and relative rights of the Preferred Shares fixed in the resolution or resolutions which may be adopted from time to time by the Board of Directors or the corporation providing for the issuance of one or more series of the Preferred Shares.

               (2) The holders of the Common Shares shall be entitled to one vote for each share of Common Shares held by them of record at the time for determining the holders thereof entitled to vote.

                         LBF CORPORATION
               _________________________________

                           EXHIBIT 3.3
               _________________________________

                             BYLAWS
               _________________________________

     BYLAWS - INDEX


     ARTICLE I - OFFICES..PG.1

     ARTICLE II - MEETING OF STOCKHOLDERS..PGS.1-3
     SECTION 1. - ANNUAL MEETINGS..PG.1
     SECTION 2. - SPECIAL MEETINGS..PG.1
     SECTION 3. - PLACE OF MEETINGS..PG.1
     SECTION 4. - NOTICE OF MEETINGS..PGS.1-2
     SECTION 5. - QUORUM..PG.2
     SECTION 6. - VOTING..PGS.2-3

     ARTICLE III - BOARD OF DIRECTORS..PGS.3-6
     SECTION 1. - NUMBER, ELECTION AND TERM OF OFFICE..PG.3
     SECTION 2. - DUTIES AND POWERS..PG.3
     SECTION 3. - ANNUAL AND REGULAR MEETINGS; NOTICE..PGS.3-4
     SECTION 4. - SPECIAL MEETING; NOTICE..PG.4
     SECTION 5. - CHAIRMAN..PG.4
     SECTION 6. - QUORUM AND ADJOURNMENTS..PGS.4-5
     SECTION 7. - MANNER OF ACTING..PG.5
     SECTION 8. - VACANCIES..PG.5
     SECTION 9. - RESIGNATION..PG.5
     SECTION 10.- REMOVAL..PG.6
     SECTION 11.- SALARY..PG.6
     SECTION 12.- CONTRACTS..PG.6
     SECTION 13.- COMMITTEES..PG.6

     ARTICLE IV - OFFICERS..PGS.7-8
     SECTION 1. - NUMBER, QUALIFICATIONS, ELECTION AND TERM OF OFFICE..PG.7
     SECTION 2. - RESIGNATION..PG.7
     SECTION 3. - REMOVAL..PG.7
     SECTION 4. - VACANCIES..PG.7
     SECTION 5. - DUTIES OF OFFICERS..PG.7
     SECTION 6. - SURITIES AND BONDS..PG.8
     SECTION 7. - SHARES OF STOCK OF OTHER CORPORATIONS..PG.8

     ARTICLE V - SHARES OF STOCK..PGS.8-9
     SECTION 1. - CERTIFICATE OF STOCK..PG.8
     SECTION 2. - LOST OR DESTROYED CERTIFICATES..PGS.8-9
     SECTION 3. - TRANSFER OF SHARES..PG.9
     SECTION 4. - RECORD DATE..PG.9

     ARTICLE VI - DIVIDENDS..PG.10

     ARTICLE VII - FISCAL YEAR..PG.10

     ARTICLE VIII - CORPORATE SEAL..PG.10

     ARTICLE IX - INDEMNITY..PG.10

     ARTICLE X - AMENDMENTS..PGS.10-11
     SECTION 1. - BY STOCKHOLDERS..PGS.10-11
     SECTION 2. - BY DIRECTORS..PG.11

     CERTIFICATE OF PRESIDENT..PG.12

                                    BYLAWS
                                      OF



                              ARTICLE I - OFFICES

     The principal office of the Corporation shall be located at _____________ _________________, and it may be changed from time to time by the Board of Directors. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time, determine.

                      ARTICLE II - MEETINGS OF STOCKHOLDERS

SECTION 1- ANNUAL MEETINGS:

     The annual meeting of the stockholders of the Corporation shall be held within six (6) months after the close of the fiscal year of the Corporation, for the purposes of electing directors, and transacting such other business as may properly come before the meeting.

SECTION 2 - SPECIAL MEETINGS:

     Special meetings of the stockholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of twenty-five percent (25%) of the shares then outstanding and entitled to vote thereat, or as otherwise required by law.

SECTION 3 - PLACE OF MEETINGS:

     All meetings of stockholders shall be held at the principal office of the Corporation, or at such other places as shall be designated in the notices or waivers of notice of such meetings.

SECTION 4 - NOTICE OF MEETINGS:

(a) Except as otherwise provided by statute, written notice of each meeting of stockholders, whether annual or special, stating the time when and place where it is to be held, shall be served either personally or by mail, not less than ten or more than sixty (60) days before the meeting, upon each stockholder of record entitled to vote at such meeting, and to any other stockholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle stockholders to receive payment for their shares pursuant to statute, the notice of such

                                      BYLAWS- 1
meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be directed to each such stockholder at his address, as it appears on the records of the stockholders of the Corporation, unless he shall have previously filed with the Secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

(b) Notice of any meeting need not be given to any person who may become a stockholder of record after the mailing of such notice and prior to the meeting, or to any stockholder who attends such meeting, in person or by proxy, or submits a signed waiver of notice either before or after such a meeting. Notice of any adjourned meeting of stockholders need not be given, unless otherwise required by statute.

SECTION 5 - QUORUM

(a) Except as otherwise provided herein, or by statute, or in the Certificate of Incorporation (such certificate and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of stockholders of the Corporation, the presence at the commencement of such meetings in person or by proxy of stockholders holding of record __% of the total number of shares of the Corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any stockholder after the commencement of a meeting shall have no effect on the existence of a quorum, alter a quorum has been established at such meeting.

(b) Despite the absence of a quorum at any annual or special meeting of stockholders, the stockholders, by a majority of the votes cast by the holders of shares entitled to vote thereat, may adjourn the meeting. At any such adjourned meeting at which a quorum is present, any business, may be transacted at the meeting as originally called if a quorum had been present.

SECTION 6 - VOTING:

(a) Except as otherwise provided by statute or by the Certificate of Incorporation, any corporate action, other than the election of directors, to be taken by vote of the stockholders, shall be authorized by a majority of votes cast at a meeting of stockholders by the holders of shares entitled to vote thereat.

(b) Except as otherwise provided by statute or by the Certificate of Incorporation, at each meeting of stockholders, each holder of record of stock of the Corporation entitled to vote thereat, shall be entitled to one vote for each share of stock registered in his name on the books of the Corporation.

(c) Each stockholder entitled to vote or to express consent or dissent without a meeting, may do so by proxy; provided, however, that the instrument authorizing such proxy to act shall have been

                                      BYLAWS - 2

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
executed in writing by the stockholder himself or by his attorney-in-fact hereunto duly authorized in writing. No Proxy shall be after the expiration of eleven (11) months from the date of its execution, unless the person executing it shall have specified therein the length of time it is to continue in force. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the minutes of the meeting.

(d) Any action, except election of directors, which may be taken by a vote of stockholders at a meeting, may be taken without a meeting if authorized by a written consent of shareholders holding at least a majority of the voting power; provided that if a greater proportion of voting power is required by such action at such meeting, then such greater proportion of written consents shall be required.

                          ARTICLE III - BOARD OF DIRECTORS

SECTION 1 - NUMBER, ELECTION AND TERM OF OFFICE:

(a) The number of the directors of the Corporation shall be not less than 1 nor more than 9, unless and until otherwise determined by vote of a majority of the entire Board of Directors. The number of Directors shall not be less than three
(3), unless all of the outstanding shares of stock are owned beneficially and of record by less than three (3) stockholders, in which event the number of directors shall not be less than the number of stockholders or the minimum permitted by statute.

(b) Except as may otherwise be provided herein or in the Certificate of Incorporation by way of cumulative voting rights the members of the Board of Directors of the Corporation, who need not be stockholders, shall be elected by a majority of the votes cast at a meeting of stockholders, by the holders of shares of stock present in person or by proxy, entitled to vote in the election.

(c) Each director shall hold office until the annual meeting of the stockholders next succeeding his election, and until his successor is elected and qualified, or until his prior death, resignation or removal.

SECTION 2 - DUTIES AND POWERS

The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation and may exercise all powers of the Corporation, except as are in the Certificate of Incorporation or by statute expressly conferred upon or reserved to the stockholders.

SECTION 3 - ANNUAL AND REGULAR MEETINGS; NOTICE:

(a) Regular annual meeting of the Board of Directors shall be held immediately following the annual meeting of the stockholders, at the place of such annual meeting of stockholders.

(b) The Board of Directors, from time to time, may provide by resolution for the holding of other

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
regular meetings of the Board of Directors, and may fix the time and place thereof.

(c) Notice of any regular meeting of the Board of Directors shall not be required to be given and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting, notice of such action shall be given to each director who shall not have been present at the meeting at which such change was made within the time limited, and in the manner set forth in Paragraph (b) Section 4 of this Article III, with respect to special meetings, unless such notice shall be waived in the manner set forth in Paragraph (c) of such Section 4.

SECTION 4 - SPECIAL MEETING; NOTICE:

(a) Special meetings of the Board of Directors shall be held whenever called by the President or by one of the directors, at such time and place as may be specified in the respective notices or waivers of notice thereof.

(b) Except as otherwise required by statute, notice of special meetings shall be mailed directly to each director, addressed to him at his residence or usual place of business, at least four (4) days before the day on which the meeting is to be held, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held. A notice, or waiver of notice except as required by Section 8 or this Article III, need not specify the purpose of the meeting.

(c) Notice of any special meeting shall not be required to be given to any director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

SECTION 5 - CHAIRMAN:

At all meetings of the Board of Directors, the Chairman of the Board, if any and if present, shall preside. If there shall be no Chairman, or he shall be absent, then the Vice Chairman shall preside, and in his absence, a Chairman chosen by the directors shall preside.

SECTION 6 - QUORUM AND ADJOURNMENTS:

(a) At all meetings of the Board of Directors, the presence of a majority of the entire Board shall be necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or by these Bylaws.

(b) A majority of the directors, present at the time and place of any regular or special meeting,

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
although less than a quorum, may adjourn the same from time to time without notice, until a quorum shall be present.

SECTION 7 - MANNER OF ACTING:

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by statute, by the Certificate of Incorporation, or by these Bylaws, the action of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors.

(c) Unless otherwise required by amendment to the Articles of Incorporation or statute, any action required or permitted to be taken at any meeting of the Board of Directors or any Committee thereof may be taken without a meeting if a written consent thereto is signed by all the members of the Board or Committee. Such written consent shall be filed with the minutes of the proceedings of the Board or Committee.

(d) Unless otherwise prohibited by Amendments to the Articles of Incorporation or statute, members of the Board of Directors or of any Committee of the Board of Directors may participate in a meeting of such Board or Committee by means of a conference telephone network or a similar communications method by which all persons participating in the meeting can hear each other. Such participation is constituted presence of all of the participating persons at such meeting, and each person participating in the meeting shall sign the minutes thereof, which may be signed in counterparts.

SECTION 8 - VACANCIES:

Any vacancy in the Board of Directors, occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal (unless vacancy created by the removal of a director by the stockholders shall be filled by the stockholders at the meeting at which the removal was effected) or inability to act of any director, or otherwise, shall be filled for the unexpired portion of the term by a majority vote of the remaining directors, though less than a quorum, at any regular meeting or special meeting of the Board of Directors called for that purpose.

SECTION 9 - RESIGNATION:

Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.

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                                                                            57

SECTION 10 - REMOVAL:

Any director may be removed with or without cause at any time by the affirmative vote of stockholders holding of record in the aggregate at least a majority of the outstanding shares of stock of the Corporation at a special meeting of the stockholders called for that purpose, and may be removed for cause by action of the Board.

SECTION 11- SALARY:

No stated salary shall be paid to directors, as such, for their services, but by resolution of the Board of Directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board; provided, however, that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 12 - CONTRACTS:

(a) No contract or other transaction between this Corporation and any other corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that one or more of the directors of this Corporation is or are interested in, or is a director or officer, or are directors or officers of such other corporations, provided that such facts are disclosed or made known to the Board of Directors, prior to their authorizing such transaction.

(b) Any director, personally and individually, may be a party to or may be interested in any contract or transaction of this Corporation, and no directors shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors prior to their authorization of such contract or transaction, and provided that the Board of Directors shall authorized, approve or ratify such contract or transaction by the vote (not counting the vote of any such Director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair, invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.

SECTION 13 - COMMITTEES:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they may deem desirable, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

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
                            ARTICLE IV - OFFICERS

SECTION 1 - NUMBER, QUALIFICATIONS, ELECTION AND TERM OF OFFICE:

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, or a President and Secretary-Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman or Vice Chairman of the Board of Directors may be, but is not required to be a director of the Corporation. Any two or more offices maybe held by the same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of stockholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified or until his death, resignation or removal.

SECTION 2 - RESIGNATION:

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

SECTION 3 - REMOVAL:

Any officer may be removed, either with or without cause, and a successor elected by a majority vote of the Board of Directors at any time.

SECTION 4 - VACANCIES:

A vacancy in any office by reason of death, resignation, inability to act, disqualification or any other cause, may at any time be filled for the unexpired portion of the term by a majority vote of the Board of Directors.

SECTION 5 - DUTIES OF OFFICERS:

Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these Bylaws, or may from time to time be specifically conferred or imposed by the Board of Directors. The President shall be the chief executive officer of the Corporation.

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
SECTION 6 - SURITIES AND BONDS:

In case the Board of Directors shall so require any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence for the accounting for all property, funds or securities of the Corporation which may come into his hands.

SECTION 7 - SHARES OF STOCK OF OTHER CORPORATIONS:

Whenever the Corporation is the holder of shares of stock of any other corporation, any right or power of the Corporation as such stockholder (including the attendance, acting and voting at stockholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President or such other person as the Board of Directors may authorize.

                        ARTICLE V - SHARES OF STOCK

SECTION 1- CERTIFICATE OF STOCK:

(a) The certificates representing shares of the Corporation's stock shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. The certificates shall bear the following: the Corporate Seal, the holder's name, the number of shares of stock and the signatures of: (1) the Chairman of the Board, the President or a Vice President and (2) the Secretary, Treasurer, any Assistant Secretary or Assistant Treasurer.

(b) No certificate representing shares of stock shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) To the extent permitted by law, the Board of Directors may authorize the issuance of certificates for fractions of a share of stock which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share of stock as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full shares of stock, but such scrip shall not entitle the holder to any rights of a stockholder, except as therein provided.

SECTION 2 - LOST OR DESTROYED CERTIFICATES:

The holder of any certificate representing shares of stock of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation

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
may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgment of the Board of Directors, it is proper to do so.

SECTION 3 - TRANSFER OF SHARES:

(a) Transfer of shares of stock of the Corporation shall be made on the stock ledger of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares of stock with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of taxes as the Corporation or its agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

SECTION 4 - RECORD DATE:

In lieu of closing the stock ledger of the Corporation, the Board of Directors may fix, in advance, a date not exceeding sixty (60) days, nor less than ten
(10) days, as the record date for the determination of stockholders entitled to receive notice of, or to vote at, any meeting of stockholders, or to consent to any proposal without a meeting, or for the purpose of determining stockholders entitled to receive payment of any dividends or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of stockholders entitled to notice of, or to vote at, a meeting of stockholders shall be at the close of business on the day next preceding the day on which the notice is given, or, if no notice is given, the day preceding the day on which the meeting is held. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of stockholders of record entitled to notice of, or to vote at, any meeting of stockholders has been made, as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

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
                            ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amount, and at such time or times as the Board of Directors may determine.

                           ARTICLE VII - FISCAL YEAR

The fiscal year of the Corporation shall be June 30, and may be changed by the Board of Directors from time to time subject to applicable law.

                         ARTICLE VIII - CORPORATE SEAL

The corporate seal shall be in such form as shall be approved from time to time by the Board of Directors.

                            ARTICLE IX - INDEMNITY

(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or interstate representative is or was a director, officer or employee of the Corporation or of any corporation in which he served as such at the request of the Corporation shall be indemnified by the Corporation against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding or in connection with any appeal therein that such officer director or employee is liable for gross negligence or misconduct in the performance of his duties.

(b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case in which there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

                           ARTICLE X - AMENDMENTS

SECTION 1 - BY STOCKHOLDERS:

All bylaws of the Corporation shall be subject to alteration or repeal, and new bylaws may be made, by the affirmative vote of stockholders holding of record in the aggregate at least a majority of the

                                 BYLAWS- 10
outstanding shares of stock entitled to vote in the election of directors at any annual or special meeting of stockholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.

SECTION 2 -BY DIRECTORS:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, bylaws of the Corporation, provided, however, that the stockholders entitled to vote with respect thereto as in this Article X above-provided may alter, amend or repeal bylaws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of stockholders or of the Board of Directors or to change any provisions of the bylaws with respect to the removal of directors of the filling of vacancies in the Board resulting from the removal by the stockholders. In any bylaw regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of stockholders for the election of Directors, the bylaws so adopted, amended or repealed, together with a concise statement of the changes made.


































                                 BYLAWS- 11

                         LBF CORPORATION
               _________________________________

                          EXHIBIT 4.1

               _________________________________

                   FORM OF LOCK-UP AGREEMENT

               _________________________________

                                                          , 1997


Board of Directors
LBF Corporation




Gentlemen:

     The undersigned, a beneficial owner of the common stock of LBF Corporation (the "Company"), no par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form
10-SB (File No.                  ) (the "Registration Statement"),
for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                        [Signature of Holder]


                                        [Please Print Name(s)]



                                   [Number of Shares of Common
                                   Stock Owned]

                              SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   LBF CORPORATION
                                   (Registrant)

                                   Date:  December 2, 1997


                                   By:/s/ David Ward
                                      ---------------------------
                                      David Ward,
                                      President



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